August 14, 2009

United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Spirgel:

CIBT Education Group Inc. – Form 20-F for the Year Ended August 31, 2008
Filed March 25, 2009 – File No. 1-34021

This letter is in response to your Comment Letter dated June 30, 2009.  Please note that the numbering system reflects that used in the June 30, 2009 Comment Letter.  In addition, all extracts from the Comment Letter have been included in italicized font.

All amounts herein are in US dollars, unless otherwise noted.

Goodwill, page 69:

1.  We note in the balance sheet as of August 31, 2008 on page F-2 that the goodwill accounts for approximately 17% of the total assets as at August 31, 2008.  You indicate on page 73 that the current economic downturn may have an impact on your revenues.  As a result of your impairment test of your reporting units as of August 31, 2008, you disclose that you determined that your goodwill balance was not impaired.  In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill.  Specifically, we believe you should provide the following information:

Provide a more detailed description of the steps you perform to review goodwill for recoverability.

In order to review goodwill for recoverability, the fair value of each reporting unit (“RU”) is estimated and compared to its carrying value including goodwill.  In doing so, the market participant for each reporting unit is characterized and buyer-specific post-acquisition synergies, if any, are excluded from the analysis.

If a Reporting Unit’s fair value is less than its carrying value, “Step 2” goodwill impairment testing is required (a hypothetical purchase price allocation as if the Reporting Unit was acquired at fair value at the date of the goodwill impairment test).  If a Reporting Unit’s fair value is greater than its carrying value, then the goodwill is implicitly assumed to be recoverable.

In applying the required tests, Management determined that the market capitalization of CIBT Education Group Inc. (“CEG” or the “Company”) of approximately CDN$97.7 million at August 31, 2008 was significantly in excess of the aggregate fair value of the Company’s Reporting Units.  In arriving at this conclusion, the following key items were considered:

▪	The Company’s publicly-traded securities are subject to daily trading volumes that are not significant relative to the total number of issued and outstanding shares;

▪
The bid-ask spread on the Company’s common shares varies significantly over time and often reaches a magnitude that would indicate that the market for the Company’s shares was not “liquid”.  On certain trading days, the Company had no shares traded in the market;

▪
According to the SFAS 157 paragraph 24, “An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis”; and

▪
Trading volumes do not appear to be sufficient to warrant viewing the market for the Company’s shares as “active”.  In other words, the “level of activity” could likely not handle even a moderate trading volume without a significant impact on share price within a limited time frame.

As a result, it was concluded that an “active market” for CEG’s securities did not exist at August 31, 2008.  Based on the FASB’s definition of active market (above), it was therefore determined that the Company’s market capitalization did not provide a reasonably proxy for the aggregate fair value of its Reporting Units.

This conclusion was consistent with the fact that the Company’s market capitalization at August 31, 2008 was significantly in excess of the aggregate fair value of its Reporting Units at that date (the fair values of the Company’s Reporting Units were estimated separately using capitalized / discounted cash flow analyses, incorporating Market Participant forecast cash flows).

Management considered the result (that the aggregate fair values of the Reporting Units was significantly lower than the market capitalization) appropriate in light of the illiquidity of the market for the Company’s shares and its view that there was a speculative element implicit within the Company’s share price at or about August 31, 2008.

Disclose a breakdown of your goodwill balance at August 31, 2008 by reporting unit.

Goodwill by Reporting Unit at August 31, 2008:

1.           CIBT School of Business & Technology Corp (“CIBT”):            $3,249,793
2.           Sprott-Shaw Degree College (“SSDC”):                                  $3,533,036

Disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reason for such changes.

During the year ended August 31, 2008, there were no changes to the Company’s Reporting Units, except that one new Reporting Unit was added, based on the acquisition of Sprott-Shaw Degree College (“SSDC” or the “Sprott-Shaw” business) on December 17, 2007.

There were no changes to the CIBT Reporting Unit during the year, except that during the year a non-controlling interest in this majority-owned subsidiary came into being (on December 10, 2007) and was subsequently reacquired by the Company.

In addition, during the year ended August 31, 2008, the Company finalized the purchase price allocation related to the March 2007 CIBT reorganization transaction which resulted in a modification of the original estimated amount assigned to goodwill of the CIBT RU.

Describe the nature of the valuation techniques and the significant estimates and assumptions you employed to determine the fair value of your reporting units in your impairment analysis.  For example, if you utilize the discounted cash flow approach, you should disclose the discount rates for each reporting unit and how those discount rats were determined, including your consideration of any market risk premiums.  In addition, we believe your disclosure should address your estimates of future cash flows, as follows:

•
Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

•	Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•
In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

Sprott-Shaw Reporting Unit:

A capitalized cash flow analysis was used to estimate the fair value of the SSDC Reporting Unit at August 31, 2008, based on Company management’s (“Management’s”) forecast for the most likely expected course of events for this operation.

The range of discount rates used to capitalize the above-noted discretionary unlevered cash flows was between 18.0% and 19.0% (before the application of 3.0% growth rate).  This range incorporated the following inputs, using a buildup model with 0% debt and 100% equity in the WACC discount rates:

CDN Risk-free rate:                                     3.5%
CDN Equity risk premium:                           6.0%
Size premium:                                            9.0%
Company / industry-specific adjustment:       -0.5% to 0.5%

Additional significant factors considered include the nature of the Sprott-Shaw business, which provides technical and vocational post-secondary diplomas and degree programs.  This business, as is typical of many such educational / retraining businesses is expected to produce counter-cyclical results, such that in poor economic times for-profit post-secondary education performs well.  Accordingly, the economic downturn that was in process at August 31, 2008 (while not yielding much of an impact at that time in British Columbia, Canada, Sprott-Shaw’s primary area of operation) was expected to bode well for the operation.

In addition, Sprott-Shaw had underperformed historical operating results in the two years prior to its acquisition on December 17, 2007, such that the long-run estimated growth rate of 3.0% appeared reasonable in light of the expectations for this operation to be able to “rebound” over time to operating levels achieved in prior years.  Contributing to this view was the observation that Sprott-Shaw outperformed the post-acquisition 8-month revenue forecast to August 31, 2008 prepared by Management at acquisition by approximately 5%.

In assessing the above-noted growth rate as being reasonable, rounded historical earnings before interest, taxes, depreciation and amortization (“EBITDA”) for Sprott-Shaw (after adjusting for acquisition-related costs in 2008) for the four years ended August 31, 2008 were as follows:

Year ended August 31, 2005:   CDN$3,486,000
Year ended August 31, 2006:   CDN$2,864,000     Growth from Prior Year: - 17.8%
Year ended August 31, 2007:   CDN$2,972,000     Growth from Prior Year: + 3.8%
Year ended August 31, 2008:   CDN$3,128,000     Growth from Prior Year: + 5.3%

Requested Sensitivity:  The result of the sensitivity analysis using the midpoint discount rate of 18.5% was that no goodwill impairment charge was indicated provided the growth rate used in conjunction with the Sprott-Shaw forecast was greater than negative 0.4%.

Given, among other factors, the counter-cyclical nature of Sprott-Shaw’s business and the Valuation Date of August 31, 2008, no economic downturn was included in the forecast and no subsequent economic recovery was anticipated or required in the growth rates used in the cash flow analysis.

CIBT (China) RU:

A discounted cash flow analysis was used to estimate the fair value of CIBT’s equity at August 31, 2008, based on Management’s forecast for the most likely expected course of events for this operation.

The midpoint discount rate used to discount the above-noted discretionary unlevered cash flows was 20.5%.  This discount rate incorporated the following inputs, using a buildup model with 0% debt and 100% equity in the WACC discount rates:

CDN Risk-free rate:                                   3.5%
Equity risk premium:                                 6.0%
Country premium (China):                          1.6%
Size premium:                                          9.0%
Company / industry-specific adjustment:     0.4%

The long-run growth rate applied in the above-noted discounted cash flow was 10.0%, which appeared reasonable in light of China’s forecast GDP growth rates and rates of increase in Chinese post-secondary education (as provided by the National Bureau of Statistics of China – the 2007 China Statistical Yearbook).

Long-term growth prospects for for-profit post-secondary education remain strong in China (based on centrally mandated targets and statutes designed to facilitate the educated middle class that is expected to drive China’s ongoing growth).  Between 1999 and 2006, enrollment in post-secondary educational institutions in China more than quadrupled to 17.4 million students (a compound annual growth rate of approximately 23%) according to the National Bureau of Statistics of China (2007 China Statistical Yearbook).  This represents an acceleration of the demand for post-secondary education in China, which exhibited an approximate 8% compound annual growth rate between 1990 and 1999 (during which time the students enrolled in post-secondary education increased from approximately 2.1 million students to 4.1 million students).

In addition, Management considered the Company’s track record in China and its history of growth in its enrollment in assessing the 10% terminal growth rate as appropriate.
A significant assumption relied on was that the exchange rates would remain fixed at the rates in effect at the Valuation Date.

Requested Sensitivity:  In order to avoid having a goodwill impairment charge, the terminal growth rate required in conjunction with the CIBT forecast had to be greater than approximately 8.8% using the midpoint discount rate of 20.5%.

Describe the changes to the assumptions and methodologies, if any, since your last annual impairment test.

The June 30, 2007 goodwill balance was the result of the March 2007 reorganization transaction whereby the Company acquired approximately 24% of the non-controlling interests in CIBT As at June 30, 2007 the purchase price allocation in connection with this transaction was preliminary subject to final determination of the fair value of certain assets acquired.  In particular the specific intangible asset identification and related cash flow analysis were ongoing, but incomplete.  Accordingly, the methodology utilized in testing the June 30, 2007 goodwill balance for potential impairment consisted primarily of assessing supporting indicators as to the fair value of the CIBT RU as follows:
•
Comprehensive analysis was completed in determining the appropriate fair value of the consideration paid by the Company in connection with this reorganization which is the amount that dictates the residual fair value applied to goodwill;

•
During April 2007, CIBT completed a debenture financing which included as part of the consideration given by CIBT, detachable warrants to the arm’s length lender.  The CIBT RU fair value implied by the warrant exercise price and related dilutive effect was comparable, on a proportionate basis, to the implied fair value of the 24% non-controlling interest acquired in March 2007;

•	The relative short time period from the completion of these two transactions to the June 30, 2007 impairment testing date was taken into consideration;
•
In connection with the ongoing, but incomplete, valuation work as described above, management assessed that no material changes were required to the CIBT RU cash flow forecasts as they existed at March 2007 versus June 30, 2007;

•	There were no other factors (contractual, legal, geographic etc…) that suggested any material decrease in fair values of assets between March 2007 and June 30, 2007; and
•
The March 2007 transaction realized approximately 24% of the previous unrecognized excess of the CIBT RU fair value over its carrying value.  Accordingly, substantial room existed for a hypothetical CIBT RU fair value decline before a goodwill carrying value impairment would be triggered.

Indefinite life intangible assets, page 69:

2.  We note in Note 6 on page F-22 that the intangible assets not subject to amortization accounts for approximately 21% of the total assets as at August 31, 2008.  As a result of your impairment test of your reporting units as of August 31, 2008, you disclose on page 69 that you have determined that your indefinite life intangible assets were not impaired.  Tell us whether you performed subsequent interim impairment tests.  If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144.  You should discuss in your critical accounting policies and estimates the factors you considered in determining why no interim impairment testing under SFAS 142 was required.

In light of the significance balance of your indefinite life intangible assets, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy.  This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of indefinite life intangible assets.  Specifically, we believe you should provide the following information:

Explanatory note re: response to comment #2:

In the response below relating to intangible assets, certain valuation methodologies, analysis and other potential impairment indicators are described as having been considered at a reporting unit level.  Management believes that it has appropriately addressed the asset level intangible asset impairment testing requirements and further, that the basis of this conclusion may not be applicable or appropriate as at future impairment testing dates.  This conclusion was arrived at based on the following considerations and circumstances:

- of the Company’s August 31, 2008 intangible assets, approximately 65% are intangible assets not subject to amortization and approximately 35% are intangible assets subject to amortization;

- the intangible assets not subject to amortization are made up of accreditations, brand names and Chinese University Contracts each of which are utilized by CIBT and Sprott-Shaw across their entire business and do not have readily identifiable and specifically attributable cash flows;

- accordingly, the valuation methodology applicable to these assets would be at an asset group level where the related asset group would approximate the related reporting unit.

- the CIBT March 2007 reorganization purchase price allocation was finalized during the year ended August 31, 2008 and included comprehensive intangible asset identification and related fair value assignments;

- the CIBT December 2007 reorganization purchase price allocation, which gave rise to certain of the goodwill and intangible asset classifications, was preliminary as of August 31, 2008;

- management reviewed the intangible asset allocations resulting from the finalization of the March 2007 reorganization purchase price and determined there to be (i) no material modifications to the pool of identified intangible assets and (ii) no material events or circumstances suggesting impairments or other changes to the fair values assigned to these intangibles assets;

- accordingly, the CIBT December 2007 reorganization preliminary purchase price allocation relating to intangible assets was done on a proportionate basis consistent with the March 2007 allocation.

- the December 2007 Sprott-Shaw business combination purchase price allocation, which gave rise to certain of the goodwill and intangible asset classifications, was preliminary as of August 31, 2008;

- the process of identifying individual intangible assets and their related fair value assignments was more complex and time consuming than originally anticipated particularly in the areas of internally generated curriculum;

- the August 31, 2008 Sprott-Shaw management forecasts continued to support the overall fair value to be assigned to the to be finalized identified intangible assets and goodwill;

- for both CIBT and Sprott-Shaw, the relative short time period from the underlying reorganization / business combination transactions, and the lack of events or circumstance suggesting impairment, continued to support the transaction date fair values although in some cases, uncertainty existed as to their ultimate asset by asset classification.

Disclose the date of your annual impairment test and whether you have performed subsequent interim impairment tests.

Annual impairment tests for all Reporting Units are performed as at August 31st.  Since the fair value of the Company’s CIBT and SSDC Reporting Units had fair values in excess of their carrying values at August 31, 2008, they passed the “Step 1” test.  Accordingly, no further impairment testing of indefinite life intangible assets was required.

No impairment tests were done subsequent to August 31, 2008 (the Company’s annual impairment testing date), because in Management’s view, none of the factors set out in SFAS 144 paragraph 8 applied to either CIBT or Sprott-Shaw.  Further, in considering potential events or circumstances, including those laid out in SFAS 144 paragraph 8, Management determined the only event or circumstance that could be an indicator of a potential impairment of intangible asset recoverability was the overall economic downturn subsequent to August 31, 2008.  As outlined below, in the case of both the Sprott-Shaw and CIBT business, a general economic downturn has not historically given rise to business declines and corresponding asset fair value declines.  Accordingly, in Management’s view, no requirement for impairment testing was indicated.

As noted above, Sprott-Shaw’s business is counter-cyclical in nature such that its operations were expected to improve in an economic downturn (more students either stay in school or seek to upgrade their qualifications while employment prospects are worse than usual and competition increases for the available jobs).  Accordingly, the Sprott-Shaw Brand and Accreditations / Registrations were expected to be fully recoverable at August 31, 2008.

Similarly for CIBT School of Business & Technology Corporation (China), in Management’s view, no events or circumstances indicated that the carrying values of the Chinese University Partnership Agreements were not recoverable.  As noted above, long-term growth prospects for for-profit post-secondary education remain strong in China.

Disclose the carrying value of the indefinite life intangible assets for each unit of accounting.

Carrying values of the indefinite life intangibles for each RU are as follows at August 31, 2008:

Indefinite life intangible assets in CIBT RU:

Chinese University Agreements:                     US$4,246,444

Indefinite life intangible assets in Sprott-Shaw RU:

Sprott-Shaw Brand (including trademarks):      US$2,066,698
Accreditations and Registrations:                   US$2,037,576

      Total                                                            US$4,104,274

Describe the nature of the valuation techniques you employed in performing the impairment tests.  If you used a discounted cash flow methodology, addressing EITF D-108, describe the method you used to isolate the cash flows associated with the indefinite life intangible assets.   Describe qualitatively and quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of each unit of accounting in your impairment analysis.

In carrying out the impairment testing for each of the Company’s RUs, each RU was found to have a fair value of equity in excess of its carrying value.  Accordingly, no “Step 2” impairment testing was required.

When the fair values of the indefinite life intangibles for both Sprott-Shaw and CIBT were determined (in their respective purchase price allocations), the Company complied with EITF D-108 and SFAS 141 by using the “direct value method” rather than the “residual method” to ascertain the fair value of all the identifiable intangible assets recognized separate and apart from goodwill.
Indefinite life asset valuation methods were as follows:

Sprott-Shaw Brand (including trade names):         Relief from Royalty Method;
Sprott-Shaw Accreditations / Registrations:          Replacement Cost Method; and
CIBT University Partnership Agreements:             Multi-period Excess Earnings Method

Quantitatively and qualitatively describe in detail the changes in estimates used in your assumptions to determine the fair value of your units of accounting since your last impairment test.  In addition, tell us and disclose how the assumptions in your most recent test were impacted by the current economic environment.

Since SSDC Reporting Unit was acquired during the year and there was no goodwill in the CIBT Reporting Unit, there was no impairment testing last year.

As noted herein, there were no changes in determining the fair values of the RUs from prior year because either (i) the initial acquisition occurred or (ii) the purchase price allocation was finalized during the year ended August 31, 2008.  Also as noted herein, the current economic conditions did not impact our impairment tests for the reasons given herein (Sprott-Shaw is counter-cyclical and CIBT (China) relies on long-term post-secondary demand in China that is centrally mandated and statutorily facilitated).

Provide a sensitivity analysis showing the impact on your impairment test resulting from a one percent change in each of your significant assumptions.  For example, you should separately quantify the impact of a one percent decline in your revenue growth rates, one percent decline in your net cash flows and a one percent increase in your discount rate.

                                    CIBT (China)                           Sprott-Shaw
Unadjusted Results for Comparison                                                           (RMB000’s)                             (CDN$000’s)

Estimated midpoint fair value of equity                                                              17,017                                      13,955
Less:  Carrying Value of Equity                                                                      (15,500)                                    (11,662)
Excess of Fair Value over Carrying Value                                                           1,517                                        2,293

Note:  For purposes of this analysis, the carrying value of Sprott-Shaw equity includes a reclassification of a significant inter-company debt balance (payable from Sprott-Shaw to the parent company) as equity, thereby increasing the carrying value accordingly.

Impact of a 1% decline in revenue growth                                                  (RMB1,314)                        (CDN$770)
(on the estimated fair value of equity):
Result:  Fair Value > Carrying Value?                                                            Yes                                      Yes
Impact of a 1% decline in net cash flows                                                    (RMB170)                          (CDN$130)
(on the estimated fair value of equity):
Result:  Fair Value > Carrying Value?                                                            Yes                                      Yes

Impact of a 1% increase in discount rate                                                  (RMB1,482)                         (CDN$770)
(on the estimated fair value of equity):
Result:  Fair Value > Carrying Value?                                                             Yes                                      Yes

Provide a sensitivity analysis that discloses the impairment amount that would have resulted from hypothetical reductions in the fair value of your indefinite life intangible assets at the time of your impairment testing.

Clearly, hypothetical reductions in the fair value of intangible assets below their carrying values yield requirements for dollar-for-dollar write-downs in the carrying value.

Independent Auditors Report of Ernst & Young LLP, Chartered Accountants, page F-1:

3.  We note in last paragraph that the auditors’ report refers to the report of the “other auditors” for the six months period ended June 30, 2006.  Please include in the amended filing the report of the other auditors as required by Rule 2-05 of Regulation S-X.

The Audit Report of Dale Matheson Carr-Hilton for the six months period ended June 30, 2006 will be included in an amended Form 20-F filing after clearance of review comments, and any subsequent review comments, by the SEC stemming from the Comment Letter dated June 30, 2009.

Financial Statements
Consolidated Statements of Income (Loss), page F-3:

4.  We note that you included audited statements of operations and cash flows for the fiscal years ended August 31, 2008 and June 30, 2007 and the six months ended June 30, 2006.  Tell us how your presentation meets the requirements in Item 8 to include comparative audited financial statements for the latest three financial years.

Some background of the Company’s business activities:

•	Through 2004, the Company had 3 primary businesses providing revenues from education, brokerage commissions and design and advertising and the Company’s year end was December 31.
•	During September 2005, the Company disposed of the vast majority of its interest in the brokerage business. For 2005, the Company reported audited results for the year ended December 31, 2005.
•
As a result of the disposal of the brokerage business, the Company’s primary business became education and the year end was changed to June 30 which was more consistent with the underlying business cycle of CIBT education business. Subsequent to the year end change, the Company report audit results for the six month period ended June 30, 2006 and then for the year ended June 30, 2007.

•
During December 2007, the Company acquired the assets of Sprott-Shaw who had historically reported results on an August year end.  It was determined that an August year end would be most appropriate given (i) the overall magnitude of the anticipated Sprott-Shaw results to the consolidated results and (ii) it was comparably reflective of the CIBT business cycle as was the June year end.

•	Under Canadian reporting, the Company’s next required audited reporting period became the 14 month period ended August 31, 2008.

For Canadian audited reporting purposes, the Company has reported fiscal periods as follows:

•	The year ended December 31, 2004 (and prior);
•	The year ended December 31, 2005;
•	The six month period ended June 30, 2006;
•	The year ended June 30, 2007; and
•	The 14 month period ended August 31, 2008.

In the Form 20-F filed for the period ended June 30, 2007, the Company reported results of operations and cash flows for the three preceding fiscal years ended as follows:

•	The year ended December 31, 2005;
•	The six month period ended June 30, 2006; and
•	The year ended June 30, 2007.

In the Form 20-F filed for the period ended August 31, 2008, the Company reported results of operations and cash flows for the three preceding fiscal years ended as follows:

•	The six month period ended June 30, 2006;
•	The year ended June 30, 2007;
•	The two month period ended August 31, 2007; and
•	The year ended August 31, 2008.

Note that under Canadian reporting, the Company was able to report its most recent fiscal period as the 14 months ended August 31, 2008.  For Form 20-F reporting purposes the Company interpreted the rules to require this period to be broken out into the two months ended August 31, 2007 and the year ended August 31, 2008.  We believe the Company has satisfied its obligation to report the results of operations and cash flows for the three most recently completed fiscal year ends.  We do not believe adding any further comparative information is warranted for the potential comparative periods as follows:

•	The year ended December 31, 2005 (the next oldest completed fiscal period) as this would then be presenting all three of the periods presented in the prior Form 20-F;
•	The six months ended December 31, 2005 (compares to the six months ended June 30, 2006) would need to be audited (involving the previous auditor) and would require undue time and cost; and
•	The four months ended December 31, 2005 (creates 36 months of reported history) would need to be audited (involving the previous auditor) and would require undue time and cost.

5.  We note that the item for Direct Costs excludes depreciation that is directly attributable to the generation of revenue.  For financial reporting under US GAAP, it is not appropriate to present gross profit that excludes depreciation since this result in presenting a figure for income before depreciation, which is prohibited by SAB Topic 11:B.  Please disclose this difference in reporting in the reporting in Note 21.  Also please confirm that your presentation is in compliance with Canadian GAAP.

Canadian GAAP does not specifically require direct costs to include depreciation directly attributable to the generation of revenue.  This difference in reporting between Canadian GAAP and US GAAP will be disclosed as a reconciling item in all future filings of the Form 20-F and will have no impact on reported results of operations but will give rise to an increase in direct costs, a decrease in net revenues and a decrease in other expenses reported under US GAAP for the periods presented as follows:

•	12 months ended August 31, 2008 $ 1,837,780
•	2 months ended August 31, 2007 $ 47,148
•	12 months ended June 30, 2007 $ 256,387
•	6 months ended June 30, 2006 $103,301

Sprott-Shaw Degree College Corp., page F-17:

6.  We note that upon finalization of the purchase price allocation, you changed the amortization period of certain finite life intangible assets from five years to fifteen years.  Please provide us with information about the nature and amounts of intangible assets which required reconsideration of the amortization periods and the reasons for the change.

Intangible assets subject to amortization: US$4,675,248 in total (August 31, 2008 – US$3,718,178, net of amortization and foreign exchange adjustments), consisting primarily of acquired internally-generated curriculum.  The curriculum is used internally for purposes of delivering the various technical and trade programs in the following faculties:  health care (practical nursing and resident care attendant training), business and clerical courses, trades, English as a Second Language, etc.

Initially, when the acquired internally-generated curriculum was assessed as having a five-year estimated useful life, the following information was considered:

a)
Based on limited availability of information within Sprott-Shaw (which was a private company before acquisition) Management’s initial view of the useful life of this asset class was based on reasoning that more vocational courses would require less frequent updating to remain relevant, while the more sophisticated courses would require more frequent updating.

b)
With approximately half of the curriculum value (determined on a replacement cost basis) found to be attributable to the Licensed Practical Nursing program and the Bachelor of Arts program, the remainder was from a number of other programs, which were viewed as more vocational in nature (trades, clerical, general business courses, ESL).

c)
On an aggregate basis, the useful life of curriculum was estimated based on general re-accreditation requirements for curriculum in BC and Management’s view of the likely refreshment rate to maintain accredited curriculum.

d)
Without the current understanding of the nature of the courses (ie. the level of expected change over time) and the costs to maintain these assets (given that Management had no significant experience in the curriculum development process in BC – refer to discussion below), the initial five-year estimated useful life appeared appropriate.  Based on Management’s specific knowledge at that time, the five-year useful life estimate was made.

Subsequently, when the acquired internally-generated curriculum was re-assessed as having a fifteen-year estimated useful life, the following information was considered:

a)
Management’s expectation is that the Sprott-Shaw business will be operated in perpetuity, such that there is no reason to expect to truncate the useful life of the curriculum based on its expected use in the business;

b)
The use of the curriculum is tied to the use of the statutorily required Accreditations and Registrations (required by the BC Government, which oversees post-secondary education in the province) and the Sprott-Shaw Brand, both of which are viewed as having indefinite lives.  Accordingly, there is no reason why the useful life of the curriculum would be truncated based on being used in conjunction with these other required assets;

c)
Since most of Sprott-Shaw’s students rely on Canadian Government student loan programs (which require students to study at accredited institutions with accredited curriculum), there is an implicit requirement for Sprott-Shaw to maintain its curriculum (to accredited standards) on an annual basis to ensure that its primary indirect source of funding remains intact;

d)	Aside from item c) above, there are no legal or contractual provisions that impact the useful life of the curriculum;

e)	In considering the effects of obsolescence, demand, competition and other economic factors, Management noted the following:

a.	Sprott-Shaw has significant brand power in the for-profit post-secondary educational market in BC (it is arguably the number one such institution in the province, based on a recent brand study);

b.
Demand for post-secondary education in BC is expected to increase in coming years from various factors, including the demographic impact of the “echo boom” and the high cost of living in some of the provinces more desirable cities;

c.
Sprott-Shaw has withstood competition in the for-profit post-secondary education market in BC very well, in large part to its long history (it began operations in 1903) and success at placing students in jobs post-graduation; and,

d.
While Management originally believed that the curriculum likely required significant “refreshment” to remain relevant, it has discovered that Sprott-Shaw (unlike CIBT that delivers many sophisticated MBA courses) delivers mostly mundane courses that require very little updating to remain relevant.  As a result, for the most part, technological advances are not expected to have a significant impact on making its existing curriculum obsolete in the near future.  For instance, the health-care courses are largely based on physical care skills and do not rely on understanding new medical procedures or the affects of new medications or treatment. Understanding this was a key turning point in Management’s view of the useful life of curriculum (as it differs significantly from the CIBT business in this regard).

f)
The level of maintenance expenditures required to ensure the curriculum was updated each year was estimated based on a three-year average of so-called “refreshment” or maintenance costs.  On a program-by-program basis, costs were aggregated based on the manner in which courses are maintained and the curriculum re-accreditation process works annually within the provincial government mechanisms that exist for the purpose.  Given the manner in which these costs were tracked by Sprott-Shaw (in various different cost categories), Management first had to ensure that it understood the curriculum development methodology in BC, before it could appropriately understand the costs appropriate for inclusion in the “refreshment” costs.  It should be noted that since Management utilizes primarily licensed curriculum in its CIBT operations in China, it had no significant formal understanding of the intricate nature of the curriculum development process in BC prior to acquiring Sprott-Shaw Community College.

Based on Management’s judgment, taking into account the above-noted analysis, the fifteen-year useful life was estimated for the curriculum in aggregate as being the best estimate of the period over which the curriculum will contribute to the cash flows of the Sprott-Shaw RU.

Note 6 – Intangible assets and Goodwill, page F-21:

7.  Disclose the amortization period for each intangible asset subject to amortization disclosed on page F-22.  Tell us the factors you considered in determining the estimated useful life of each type of intangible asset.

The amortization period for each intangible asset subject to amortization, which will be disclosed accordingly in all future filings of the Form 20-F, is as follows:

1.           Agreements and contracts – curriculum access:            3 – 5 years
2.           Internally developed curriculum – acquired:                    4 years
3.           Foreign university cooperative agreements and others:   1 – 15 years

In determining the estimated useful life of each type of intangible asset, the following factors were considered:

Agreements and contracts – curriculum access:
CIBT has a number of contracts with foreign (primarily US-based) educational institutions that give CIBT the rights to use various foreign educational institutions’ curricula in CIBT’s educational programs in China.  These contracts are important for the delivery of the “Western-style” programs offered by CIBT in China, and the resulting degrees or diplomas from North American educational institutions are well regarded by Chinese students.  These contracts are considered to have a definite useful life because these are interchangeable with other educational institutes.  If one contract is cancelled then CIBT can replace it with another contract with a similar educational institute on similar terms and conditions.  CIBT’s business model is not reliant on these educational institutes for ongoing operations, and since these contracts are not critical in nature to CIBT’s overall operations in China then a useful life of 3 years (or 36 months) has been determined as a reasonable life span.  The curriculum access agreement acquired in the Tourism Training Institute (“TTI”) transaction is also included in this category.  This agreement provided for exclusive distribution rights under the Educational Institute of the American Hotel and Lodging Association Licenses.  This agreement is being amortized over its remaining term of approximately 5 years (or 60 months) at the time of completion of the TTI transaction.

Internally developed curriculum – acquired:
This category is made up exclusively of internally developed curriculum acquired in the business combination with Sprott-Shaw.  More detailed analysis of the basis for the period of amortization, and the resulting change to 15 years is included in the response to comment # 6 above.

Foreign university cooperative agreements and others:
This category is made up of a variety of specific cooperative agreements and other identified intangibles.  The foreign university cooperative agreements have generally been estimated to have 3 year useful lives based on an assessment as to recoverability, history of turnover and replacement and their overall relative importance to CIBT’s business.  Included in the “others” are certain acquired and contract based intangibles with estimated lives ranging from 1 to 15 years based on estimated timing of cash flow recoverability and history and term of agreement.

Intangible Assets not subject to amortization, page F-22:

8.  We note that you account for accreditations and registrations, brands and trade names, and Chinese university agreements and contracts as intangible assets that have an indefinite useful life.  Tell us the factors you considered in evaluating the estimated useful life for each significant intangible asset.  For US GAAP reporting tell us how you applied the guidance in paragraph 11 of SFAS 142.

In applying the guidance in paragraph 11 of SFAS 142, the following factors were considered in the determination of the following assets:

•	In determining the estimated useful life of the Sprott-Shaw Brand (“Brand”) as indefinite, the following factors were considered:

a)
Sprott-Shaw has been in business continuously in BC for over 100 years, beginning operations in 1903.  A recent brand study indicated a high top-of-mind recognition of the institution in British Columbia and a reasonable regard for the benefit available to students graduating with a diploma or degree from Sprott-Shaw.

b)
There is no contractual, regulatory, legal or other reason why the Brand will not continued to be used aggressively in marketing the company’s programs.  Further, one of the key reasons for acquiring Sprott-Shaw was to give CIBT an added legitimacy in China (by being associated with a long-standing, respected post-secondary educational operation in the West).

c)	The use of the Brand in generating cash flows (with the use of relatively mundane curriculum) is a key success factor in the profitability of the business and is expected to continue in perpetuity.

d)	The Brand is expected to continue to contribute to the cash flows of the RU for and indefinite period in future.

•	In determining the estimated useful life of the Sprott-Shaw Accreditations and Registrations as indefinite, the following factors were considered:

a)
The regulatory environment in BC is such that Sprott-Shaw cannot continue operating if it does not renew its various required accreditations and registrations on a periodic (annual) basis.  Without these, the operation will cease to function; accordingly, these assets are expected to be used in perpetuity.

b)
While most of the accreditations are required to be updated annually, there is evidence to support an expectation of renewal without material modification of the existing terms and conditions (and without substantial cost, relative to the value of the assets and the profitability of the business).  Maintaining accreditations for such businesses is a cost of doing business and must be borne if the enterprise expects to continue operations.

c)
Accordingly, Management determined that there were no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the Accreditations and Registrations.  They are expected to continue to contribute to the cash flows of the RU in perpetuity (as there is no expectation that Management will want to cause Sprott-Shaw operations to cease).

•	In determining the estimated useful life of the CIBT Chinese University Agreements and Contracts as indefinite, the following factors were considered:

a)
The regulatory environment in China is such that in order to maintain approval to deliver post-secondary educational programs, an enterprise must have approval by the Chinese authorities to do so.  The process to become accredited is arduous and may come with some political risk.

b)
The above-noted “partnership” agreements between CIBT and its Chinese post-secondary institution “partners” specify responsibilities.  One of the key responsibilities assigned to the “partners” (ie. the existing accredited institutions) is that they ensure that the courses to be delivered in conjunction with CIBT receive the necessary approvals.  In other words, these contracts act very much like the Sprott-Shaw Accreditations and Registrations and are necessary for the ongoing operations in China.

c)	While these contracts have specified terms, CIBT has an unbroken history of renewal of these contracts from its first operation in China at a nominal cost.

d)
In the absence of having these “partnerships”, it is unclear how long it would take to receive the necessary accreditation, or if it was even feasible to separately attempt.  They are essential to the ongoing operations and are expected to contribute to the ongoing cash flows of the operations in perpetuity.

We hope that the responses provided in this letter satisfy all of your comments and queries.

Yours truly,

CIBT Education Group Inc.

Per: /s/ Toby Chu
Toby Chu
Vice Chairman, President & CEO

Cc: Ernst & Young
-	Linda Zhu Linda.Zhu@ca.ey.com
-	Ken Robertson ken.g.robertson@ca.ey.com
-	David Kong david.t.kong@ca.ey.com

Cc: Audit Committee Members:
-	Dr. David Hsu, davidhsu@cox.net
-	Jack Brozman, jbrozman@fsbkck.com
-	Shane Weir, shane@hongkonglaw.com